January 31, 2020

Samer Tawfik
President, Chief Executive Officer and Chairman
LMP Automotive Holdings, Inc.
601 N. State Road 7
Plantation, FL 33317

       Re: LMP Automotive Holdings, Inc.
           Draft Registration Statement on Form S-1
           Filed January 28, 2020
           File No. 377-03017

Dear Mr. Tawfik:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services